

MAIL STOP 3561

January 29, 2010

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

>   **Re: NeoStem, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 19, 2009**
>   **File No. 333-163741**

Dear Ms. Vaczy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated January 12, 2009 and we reissue our comment. You state that the common stock for which the

registration statement, File No. 333-140512, covered the resale was purchased by the selling shareholders longer than three years ago. We note, however, that the resale registration statement itself was dated within three years. Please explain why you believe you are eligible to incorporate by reference or revise.

Unaudited Proforma Condensed Combined Financial Statements, page F-2

2. We note from your response to comment five of our letter dated January 12, 2010, that you estimated the fair value of the preferred shares based on the value of the underlying NeoStem Common Stock into which the preferred shares may be converted using a common stock conversion factor of 0.9. Please tell us and disclose the basis for this conversion factor of 0.9 in estimating the fair value of the preferred shares, and describe how the conversion factor captures the rights and privileges related to the preferred shares (e.g., redemption feature, accrued dividends, liquidation preference, etc.). In addition, disclose that your estimate of fair value of the preferred shares is preliminary.

3. It appears from your response to comment 13 of our letter dated January 12, 2010, that you measured the beneficial conversion feature as the difference between the estimated fair value of the Series C Convertible Preferred Shares and the liquidation preference of the Series C Convertible preferred shares. Please explain to us how this measurement complies with the provisions of FASB ASC 470-20-30, whereby the beneficial conversion feature represents the intrinsic value, defined as the difference between the conversion price and the fair value of the common stock into which the preferred stock is convertible multiplied by the number of shares into which the security is convertible.

4. Please disclose the amount of the beneficial conversion feature related to the issuance of Series C Convertible Preferred Shares, the impact it will have on your net income/(loss) available to common shareholders and earnings/(loss) per share, and the reasons why you excluded presentation of the beneficial conversion feature from your pro forma statements of operations.

5. We note in adjustment (b) on page F-7 that you recorded dividends on the shares of Series C Convertible Stock for 5%. Please disclose the base upon which the 5% annual dividend is recorded.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
        Andrew Smith, Esq.
        FAX: (212) 930-9725